November 19, 2007
Via EDGAR and Federal Express
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

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Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	K12 Inc. Registration Statement on Form S-1 (File No. 333-144894)
Dear Mr. Spirgel:
     We hereby respond on behalf of K12 Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated November 16, 2007 (the “Comment Letter”), to the above referenced Registration Statement. The Company has filed, via EDGAR, this letter (tagged correspondence) and Amendment No. 5 to the Registration Statement (“Amendment No. 5”).
     For your convenience, we are sending a copy of this letter, Amendment No. 5 and supplemental materials in non-EDGAR format, and will forward a courtesy package of these documents to our examiners: Joseph Cascarano, Robert Littlepage, John Harrington and Kathleen Krebs.
     The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented. In addition, please note that the page references in our responses correspond to the pagination of Amendment No. 5, which pagination differs from that in the originally filed Registration Statement in some respects.

November 19, 2007

Prospectus Cover Page
1.	Please limit the information on the prospectus cover page to only the information required by Item 501(b) of Regulation S-K. In this regard, remove the references to your Regulation S offering.
Response:
We revised the Registration Statement to remove the relevant disclosure. Please see the prospectus cover page of Amendment No. 5.
Prospectus Summary, Page 1
The Regulation S Transaction, page 4
2.	Identify the investor in your Regulation S transaction.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 4 of Amendment No. 5.
Compensation Discussion and Analysis, page 83
Elements of Compensation, page 84
3.	We note your revised paragraph on page 85 in response to our prior comment five. Please further revise to identify by name each of the executive officers that you refer to in this paragraph.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 85 of Amendment No. 5.
Summary Compensation Table, page 88
4.	We note your response to our prior comment six. Please revise your Summary Compensation Table to clarify by footnote the officers who acted in a similar capacity to that of a principal executive officer throughout fiscal 2007.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 88 of Amendment No. 5.
Principal and Selling Stockholders, page 102

November 19, 2007

5.	To the extent not widely held, please identify the natural person or person who have voting or investment control over the securities to be sold by each of the “other selling stockholders” listed on page 103. Refer to Interp. 4S of the Regulation S-K section of the March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations.
Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 103 through 105 of Amendment No. 5.
6.	Please confirm in your response letter that no selling stockholders are broker-dealers or affiliates of broker-dealers (other than CV II Entities as discussed in footnote 14 to the table).
Response:
We revised the Registration Statement to include disclosure with respect to any additional selling stockholders that are broker-dealers or affiliates of broker-dealers. Please see pages 103 through 105 of Amendment No. 5. Other than as set forth in this additional disclosure, no selling stockholders are broker-dealers or affiliates of broker-dealers.
Shares Eligible for Future Sale, page 112
7.	Briefly describe in this section the eligibility for future sale of the Regulations S shares. For example, describe the lock-up agreement, registration rights, and Regulation S resale provisions.
Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 112 and 113 of Amendment No. 5.
Financial Statements
Revenue Recognition, F-7
8.	We note your response to comment 7. It appears that your customers are the state school systems and not the students or the 501c3 entities. It also appears that under certain of your arrangements the Company is paid by the public school system to manage the 501c3 virtual public school, including managing employees of the public school system working for the virtual public school. Notwithstanding the extent that you incur expenses, including teacher staffing costs, prior to your reimbursement by the state or district, we remain unclear how you have credit risk in an arrangement where state school systems are funding the payment of its employees’ salaries through the 501c3 entities. Please revise or further advise us.

November 19, 2007

Response:
We have considered comment number 8, and believe it is important to make clear that our customers are not the state school system. In fact, the Company has no contractual relationship with the state. Our service agreements are with the independent 501c3 entities. The 501c3 is provided with state funding under an approved public school charter. That funding is based on the number of students enrolled in the school.
The revenues received by the 501c3 entities from states, school boards or other public funding entities, are per enrollment payments to the 501c3, not reimbursements for costs incurred. The state school system or state is under no obligation to reimburse the 501c3 for any costs incurred in the operation of its virtual public school. They are only required to provide the 501c3 with the established per enrollment funding amount for each eligible student enrolled by the 501c3’s virtual public school. This per enrollment funding level is independent of the level of costs incurred by the 501c3 to operate its school.
The per enrollment funding level represents the only fiscal connection between the state school system and the 501c3’s. The teachers are employees of the 501c3 entity and the state has no obligation, whatsoever, to fund teacher staffing costs or other expenses of the school. For example, if the 501c3 hired teachers, but failed to generate any student enrollments, and thus was not entitled to state funding, the obligation to pay the teachers employed by the 501c3 would rest solely with the Company. In the event that the Company did not pay the teachers, they would simply not be paid. The state would have no obligation to fund the teacher payroll costs, since teachers are not employees of the state school system.
Under its contracts with the 501c3’s the Company takes responsibility for managing the costs of the school to levels no greater than the total revenues received by the 501c3. To the extent that the costs required to operate a virtual public school exceed the revenues of the 501c3, the Company is solely responsible for absorbing these excess costs, thus assuming full credit risk.
It is also worth noting that in certain limited instances, the Company provides its curriculum, materials and computer systems to school districts without a comprehensive management services agreement. In these instances, the school district directly employs the teachers and absorbs responsibility for their salaries and related costs. In these circumstances, the Company has determined that it does not have credit risk, and therefore, accounts for these revenues on a net basis.
Income Tax Valuation Allowance, page F-37
9.	We do not understand your income tax valuation allowance rollforward on page F-37. Your rate reconciliation on page F-13 shows that you have reported very little income tax expense in 2006 and 2007 (an effective rate of 0% and 5% respectively) through the realization of fully reserved tax assets and yet your table reports that no benefits were realized. Please clarify this rollforward schedule by separately reporting additions to the valuation allowance and reductions in the valuation allowance/tax assets realized to arrive at your ending balances.

November 19, 2007

Response:
We revised the Registration Statement to include the requested disclosure. Please see page F-37 of Amendment No. 5.
     We acknowledge the provisions of Rules 460 and 461 regarding requesting acceleration of the Registration Statement and will allow adequate time after the filing of any amendment to the Registration Statement for further review before submitting a request for acceleration.
     Once you have had time to review our responses to the Staff’s comments and the corresponding changes in Amendment No. 5, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call me at (202) 637-2275.
Sincerely,
William P. O’Neill
of LATHAM & WATKINS LLP
Enclosures

cc (via fax):	Ronald J. Packard Howard D. Polsky Richard D. Truesdell, Jr. Blaise F. Brennan